Exhibit 99.2

LAKE SHORE GOLD CORP.

Condensed Consolidated Interim Financial Statements

(September 30, 2012 and 2011)

(unaudited)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(in thousands of Canadian dollars, unaudited)

As at	Note	September 30, 2012	December 31, 2011

Assets
Current assets
Cash and cash equivalents		$83,533	$55,959
Receivables and prepaids		7,024	6,335
Inventories and stockpiled ore	6	20,485	7,341
		111,042	69,635
Non-current assets
Available for sale financial assets and warrant investments	7	1,912	3,871
Deferred financing costs	10(a)	3,351	—
Investments in associates	8	6,991	15,291
Restricted cash		7,095	5,654
Mining interests	9	1,000,088	939,548
		$1,130,479	$1,033,999

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$37,086	$34,355
Current portion of long term debt	10	14,312	—
Current portion of finance lease obligations		7,540	7,787
		58,938	42,142
Non-current liabilities
Long term debt	10	102,410	49,564
Finance lease obligations		3,593	6,806
Environmental rehabilitation provision		5,219	4,357
Deferred mining taxes	11	2,710	2,148
Share-based liabilities		289	154
		114,221	63,029

Equity
Share capital		1,016,524	992,318
Equity portion of convertible debentures	10(b)	14,753	—
Reserves		22,583	17,344
Deficit		(96,540)	(80,834)
		957,320	928,828
		$1,130,479	$1,033,999

See accompanying notes to condensed consolidated interim financial statements

Approved by the Board

Alan Moon	Arnold Klassen
Director	Director

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands of Canadian dollars, except per share amounts, unaudited)

		Three months ended September 30		Nine months ended September 30,
	Note	2012	2011	2012	2011

Revenue		$33,734	$18,763	$99,036	$51,473
Production costs	3	(20,754)	(9,970)	(60,221)	(29,569)
Depletion and depreciation		(10,407)	(4,292)	(31,787)	(13,326)
Earnings from mine operations		2,573	4,501	7,028	8,578

Expenses
General and administrative	12(a)	(2,670)	(4,082)	(9,119)	(12,670)
Exploration	12(a)	(1,169)	(2,530)	(2,558)	(5,625)
Write down of investment in associate	8	(5,957)	—	(5,957)	—
		(7,223)	(2,111)	(10,606)	(9,717)
Other (loss) income, net	4	(3,777)	(1,917)	(3,123)	4,682
Share of loss of investments in associates	8	(576)	(1,114)	(2,343)	(324)
Loss before finance items and taxes		(11,576)	(5,142)	(16,072)	(5,359)

Finance items	5
Finance income		82	150	299	707
Finance expense		(75)	404	(252)	(216)
Loss before taxes		(11,569)	(4,588)	(16,025)	(4,868)
Deferred tax recovery (provision)	11	798	(581)	319	(548)
Net loss		$(10,771)	$(5,169)	$(15,706)	$(5,416)
Other comprehensive loss:
Exchange differences on translation of foreign operations		463	(8,393)	3,452	(6,307)
Unrealized gain (loss) on available for sale investments, net of tax	7	427	(536)	(1,759)	(19)
Comprehensive loss		$(9,881)	$(14,098)	$(14,013)	$(11,742)
Net loss per share	12(b)
Basic		$(0.03)	$(0.01)	$(0.04)	$(0.01)
Diluted		$(0.03)	$(0.01)	$(0.04)	$(0.01)

Weighted average number of common shares	12(b)
Basic		415,454	391,525	409,879	385,657
Diluted		415,454	391,525	409,879	385,657

See accompanying notes to condensed consolidated interim financial statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars, unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2012	2011	2012	2011

Operating Activities

Net loss		$(10,771)	$(5,169)	$(15,706)	$(5,416)
Depletion and depreciation		10,447	4,441	31,937	13,637
Share-based payments expense		811	1,614	3,008	4,606
Write down of investment in associate		5,957	—	5,957	—
Share of loss of investments in associates		576	1,114	2,343	324
Other loss (income), net		3,777	1,917	3,123	(4,682)
Finance income		(82)	(150)	(299)	(707)
Interest received		100	162	316	703
Deferred tax provision (recovery)		(798)	581	(319)	548
Finance expense		75	(404)	252	216
Interest paid		(588)	(206)	(2,199)	(346)
Change in non-cash operating working capital	13	2,124	2,379	(2,835)	6,162

Net cash provided by operating activities		11,628	6,279	25,578	15,045

Investing Activities

Additions to mining interests, net of pre-production sales		(40,800)	(38,485)	(123,553)	(76,021)
Restricted cash		(988)	(45)	(1,441)	(45)
Proceeds from sale of available for sale investment	7	—	—	720	—
Investment in associates		—	—	—	(5,385)
Proceeds from sale of equipment		—	51	—	623

Net cash used in investing activities		(41,788)	(38,479)	(124,274)	(80,828)

Financing Activities

Proceeds from long term debt, net of fees	10(a,b)	132,435	19,504	132,435	19,504
Payment of revolving facility	10(c)	(49,055)	—	(49,055)	—
Proceeds from sale of royalty interest, net of fees	9	—	—	34,704	—
Common shares issued for cash (net of share issue costs)	9	(25)	(106)	14,881	4,664
Payment of finance lease obligations		(2,202)	(2,010)	(6,362)	(5,978)
Exercise of stock options and warrants		50	408	69	1,482

Net cash provided by financing activities		81,203	17,796	126,672	19,672

Impact of foreign exchange on cash balances		(819)	1,460	(402)	1,460

Increase (decrease) in cash and cash equivalents during the period		50,224	(12,944)	27,574	(44,651)
Cash and cash equivalents at beginning of period		33,309	60,525	55,959	92,232
Cash and cash equivalents at end of period		$83,533	$47,581	$83,533	$47,581

Supplemental cash flow information note 13

See accompanying notes to condensed consolidated interim financial statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(in thousands of Canadian dollars, except for share information, unaudited)

				Equity	Reserves
		Share capital		portion of			Currency	Investment
		Shares		convertible		Share-based	translation	revaluation
	Note	(‘000s)	Amount	debentures	Warrants	payments	adjustment	reserve	Deficit	Equity
At January 1, 2012		400,169	$992,318	$0	$2,469	$21,543	$(7,679)	$1,011	$(80,834)	$928,828
Share based payments	12(a(ii))	—	—	—	—	3,574	—	—	—	3,574
Stock-options exercised, including transfer from contributed surplus of $28		84	96	—	—	(28)	—	—	—	68
Shares issued as part of various agreements (net of share issue costs of $119)	9,10(b)	15,401	19,742	—	—	—	—	—	—	19,742
Equity portion of convertible debentures (net of transaction costs $988)	10(b)	—	—	20,000	—	—	—	—	—	20,000
Change in deferred tax assets (liabilities)	11	—	4,368	(5,247)	—	—	—	—	—	(879)
Net loss		—	—	—	—	—	—	—	(15,706)	(15,706)
Other comprehensive income (loss), net of tax		—	—	—	—	—	3,452	(1,759)	—	1,693
Total comprehensive income (loss)							3,452	(1,759)	(15,706)	(14,013)
At September 30, 2012		415,654	$1,016,524	$14,753	$2,469	$25,089	$(4,227)	$(748)	$(96,540)	$957,320

		Share capital		Reserves
		Shares			Share-based	Currency	Investment
		(‘000s)	Amount	Warrants	payments	translation	revaluation	Deficit	Equity
At January 1, 2011		379,007	$935,866	$2,444	$14,827	$896	$1,063	$(69,957)	$885,139
Private placement, net of share issue costs		944	3,427	—	—	—	—	—	3,427
Stock options exercised including transfer from contributed surplus of $2,278		1,212	3,760	—	(2,278)	—	—	—	1,482
Shares issued as part of mining property agreements, net of share issue costs		18,683	48,819	—	—	—	—	—	48,819
Share based payments	12(a(ii))			—	7,136	—	—	—	7,136
Net loss		—	—	—	—	—	—	(5,416)	(5,416)
Other comprehensive loss, net of tax		—	—	—	—	(6,307)	(19)	—	(6,326)
Total comprehensive loss						(6,307)	(19)	(5,416)	(11,742)
At September 30, 2011		399,846	$991,872	$2,444	$19,685	$(5,411)	$1,044	$(75,373)	$934,261

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

1.        DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Lake Shore Gold Corp. (“Lake Shore Gold” or the “Company”) is a publicly listed company, incorporated in Canada; the Company’s shares are traded on the Toronto Stock Exchange (“TSX”) and NYSE Amex stock exchange. The head office, principal address and record office are located at 181 University Avenue, Suite 2000, Toronto, Ontario, Canada, M5H 3M7. The Company is primarily engaged in the operation, exploration and development of three gold deposits located in the Timmins Gold Camp in Timmins, Ontario; the Company also has certain exploration properties in Quebec and Mexico (the latter optioned to a third party). The Company is in commercial production at its Timmins West Mine (of which Timmins Deposit was in commercial production effective January 1, 2011 and the Thunder Creek Deposit effective January 1, 2012); the Company commenced commercial production at its Bell Creek Mine effective January 1, 2012.

2.        BASIS OF PREPARATION

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and related IFRS Interpretations Committee (“IFRICs”) as issued by the International Accounting Standards Board (“IASB”), and effective for the period ended September 30, 2012.

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”) as issued by the IASB, and follow the same accounting policies and methods of application as the annual consolidated financial statements of the Company for the year ended December 31, 2011. These condensed consolidated interim financial statements do not contain all disclosures required by IFRS and accordingly should be read in conjunction with the 2011 annual consolidated financial statements and the notes thereto.

These condensed consolidated interim financial statements have been prepared under the historical cost convention, except for certain financial instruments, as set out in the accounting policies in Note 3 of the 2011 annual consolidated financial statements.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the condensed consolidated interim financial statements are disclosed in note 4 of the 2011 annual consolidated financial statements.

3.        PRODUCTION COSTS

Production costs for the three and nine months ended September 30, 2012 include production costs for the Timmins West Mine and Bell Creek Mine (2011 production costs include revenue and costs only for the Timmins Deposit of the Timmins West Mine); the Thunder Creek Deposit of the Timmins West Mine and Bell Creek Mine commenced commercial production effective January 1, 2012; prior to this all expenditures related to Thunder Creek Deposit and Bell Creek Mine were capitalized.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Salaries and employee benefits	$6,732	$2,862	$19,670	$9,200
Raw materials and consumables	6,597	3,595	18,552	10,240
Contractors	4,566	3,091	13,895	7,168
Definition and delineation drilling	2,129	516	8,452	1,724
Change in inventories	(1,268)	(456)	(5,819)	(136)
Royalties	633	—	1,630	—
Share based payments (note 12(a))	162	267	577	1,115
Other	1,203	95	3,264	258
	$20,754	$9,970	$60,221	$29,569

4.        OTHER (LOSS) INCOME

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Unrealized loss on embedded derivatives (note 10(a))	$(5,052)	$0	$(5,052)	$0
Unrealized foreign exchange gain (loss), net	640	(623)	1,058	(623)
Gain on settlement of debt	601	—	546	—
(Write-down) gain on sale of available for sale investments (note 7)	—	—	584	—
Unrealized gain (loss) on warrants (note 7)	34	(938)	(259)	(1,271)
(Write-down) gain on sale of mining interest	—	(1,831)	—	3,219
Premium on issuance of flow through common shares	—	1,475	—	3,357
Other (loss) income, net	$(3,777)	$(1,917)	$(3,123)	$4,682

Foreign exchange gain (loss) for the three and nine months ended September 30, 2012 includes $1,460 gain from the mark to market of certain embedded derivatives (note 10(a)) ($Nil in same periods in 2011).

Gain on settlement of debt relates to the repayment by the Company of the UniCredit Bank AG (“UniCredit”) revolving credit facility on September 7, 2012 (note 10(c)); the amount for the three and nine months ended September 30, 2012 includes $1,851 and $1,796, respectively, of realized foreign exchange gain, partially offset by write off of $1,250 of unamortized transaction costs.

The Company realized a gain of $584 in the first quarter of 2012 from the sale of one of its available for sale investments; $749 was transferred from accumulated other comprehensive loss to income (loss), representing accumulated gain on the investment from date of acquisition to December 31, 2011.

In the third quarter of 2011, upon the signing of the option letter agreement with Revolution Resources Corp. (“Revolution”) the Company wrote-down the net book value of its Mexican properties to the estimated fair value less cost to sell and recorded a loss of $1,831; during the nine months ended September 30, 2011, the Company realized a gain of $5,050 from the sale of one of its non-core properties in consideration for equity interest and warrants in Golden Share Mining Corporation (“Golden Share”).

During the three and nine months ended September 30, 2011, respectively, $1,475 and $3,357 was transferred from deferred premium on flow through shares to other income, representing the premium for flow-through funds spent during the periods.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

5.        FINANCE INCOME AND FINANCE EXPENSE

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

Interest income on bank deposits	$82	$150	$299	$707
Total finance income	$82	$150	$299	$707
Borrowing costs	$(58)	$422	$(207)	$(162)
Unwinding of the discount on environmental rehabilitation provision	(17)	(18)	(45)	(54)
Total finance expense	$(75)	$404	$(252)	$(216)
Net finance items	$7	$554	$47	$491

6.        INVENTORIES AND STOCKPILED ORE

As at	September 30, 2012	December 31, 2011
Bullion	$2,783	$1,729
Gold in circuit	8,705	1,135
Stockpile ore	5,373	594
Materials and supplies inventory	3,624	3,883
	$20,485	$7,341

Effective January 1, 2012, the Company declared the commencement of commercial production at the Thunder Creek Deposit of the Timmins West Mine and at its Bell Creek Mine and transferred $5,270 from mining interests to inventories and stockpile ore (gold in circuit and stockpile ore).

The cost of inventories and stockpile ore recognized as an expense (excluding royalty expense) during the three and nine months ended September 30, 2012 is $20,121 and $58,591 respectively (same periods in 2011, $9,970 and $29,569, respectively). There were no write downs or reversals of write downs of inventory to net realizable value during the three and nine months ended September 30, 2012 and 2011.

7.        AVAILABLE FOR SALE FINANCIAL ASSETS AND WARRANT INVESTMENTS

As at	September 30, 2012	December 31, 2011

Available for sale investments	$1,757	$3,457
Warrant investments	155	414
	$1,912	$3,871

The Company holds available for sale investments in certain public companies. During the three and nine months ended September 30, 2012, the Company recorded $427 of unrealized gain after tax and $1,010 of unrealized loss after tax, respectively, in other comprehensive loss (same periods in 2011, $536 and $19 of after tax unrealized loss), representing the change in the market value of its available for sale investments during the periods. During the first quarter of 2012, the Company sold one of its available for sale investments for $720, recorded a realized gain of $584 and transferred $749 from accumulated other comprehensive loss to income (loss).

The Company holds warrant investments in certain public companies. During the three and nine months ended September 30, 2012, the Company recorded $34 of unrealized gain and $259 of unrealized loss, respectively, on its warrants investments (same periods in 2011, loss of $938 and $1,271 respectively).

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

8.        INVESTMENTS IN ASSOCIATES

The Company’s investments in associates are as follows:

	September 30, 2012			December 31, 2011
As at	Net book value	Fair value	Ownership	Net book value	Fair value	Ownership
Northern Superior Resources Inc.	$5,619	$5,619	23.84%	$13,103	$13,030	24.22%
RT Minerals Corp.	25	475	27.21%	561	1,710	27.21%
Golden Share	1,347	1,193	19.86%	1,627	1,627	19.94%
	$6,991	$7,287		$15,291	$16,367

During the three and nine months ended September 30, 2012, the Company recorded a loss of $576 and $2,343, respectively representing the Company’s share on losses of its equity investments; during the three and nine months ended September 30, 2011, the Company recorded $865 and $1,551, respectively of Company’s share on losses of its equity investments and $113 of dilution loss and $1,363 of dilution gain, respectively, on its investment in Northern Superior Resources Inc.

At September 30, 2012, the Company wrote down the net book value of Northern Superior Resources Inc. to its fair value and recorded an impairment charge of $5,957 as the impairment was considered to be other than temporary.

9.        MINING INTERESTS

Period ended September 30, 2012	Depletable	Non depletable	Total	Plant and equipment	Total
Cost
At January 1, 2012	$228,027	$611,899	$839,926	$138,200	$978,126
Additions	71,928	4,405	76,333	5,698	82,031
Construction in progress	—	—	—	58,881	58,881
Pre-production revenue	(6,706)	—	(6,706)	—	(6,706)
Transfers from non depletable to depletable	379,188	(379,188)	—	—	—
Transfer to inventories (note 6)	(5,270)	—	(5,270)	—	(5,270)
Change in estimate and discount rate (environmental rehabilitation assets)	817	—	817	—	817
Franco-Nevada/Revolution transactions	(34,704)	(267)	(34,971)	—	(34,971)
Foreign exchange	—	3,452	3,452	—	3,452
Cost at September 30, 2012	$633,280	$240,301	$873,581	$202,779	$1,076,360
Accumulated depreciation and depletion
At January 1, 2012	$10,173	$0	$10,173	$28,405	$38,578
Depreciation	—	—	—	11,269	11,269
Depletion	26,425	—	26,425	—	26,425
Accumulated depreciation and depletion at September 30, 2012	$36,598	$0	$36,598	$39,674	$76,272
Carrying amount at September 30, 2012	$596,682	$240,301	$836,983	$163,105	$1,000,088

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

Year ended December 31, 2011	Depletable	Non depletable	Total	Plant and equipment	Total
Cost
At January 1, 2011	$247,727	$517,218	$764,945	$64,843	$829,788
Acquisitions	1,685	48,937	50,622	—	50,622
Additions	41,903	119,500	161,403	11,044	172,447
Construction in progress	—	—	—	24,540	24,540
Transfer to plant and equipment	(38,678)	—	(38,678)	38,678	—
Pre-production revenue	(16,556)	(57,512)	(74,068)	—	(74,068)
Transfer to inventories note 6	(8,683)	—	(8,683)	—	(8,683)
Change in estimate and discount rate (environmental rehabilitation assets)	629	128	757	—	757
Revolution transaction	—	(5,709)	(5,709)		(5,709)
Write off / Disposals	—	(2,229)	(2,229)	(905)	(3,134)
Foreign exchange	—	(8,434)	(8,434)	—	(8,434)
Cost at December 31, 2011	$228,027	$611,899	$839,926	$138,200	$978,126
Accumulated depreciation and depletion
At January 1, 2011	$0	$0	$0	$11,931	11,931
Depreciation	—	—	—	16,474	16,474
Depletion	10,173	—	10,173	—	10,173
Accumulated depreciation and depletion at December 31, 2011	$10,173	$0	$10,173	$28,405	$38,578
Carrying amount at December 31, 2011	$217,854	$611,899	$829,753	$109,795	$939,548

On July 26, 2012, the Company amended the terms of its option agreement to sell up to 100% of the Company’s Universo and Montana de Oro land positions in Mexico (the “properties”) to Revolution. The original terms of the agreement were finalized on December 14, 2011.

The amended terms of the option agreement are as follows:

•                 Revolution will issue to the Company an additional 7,500,000 common shares over four years to maintain the option to earn a 60% interest on the properties;

•                  The expenditures required to be incurred during the option period to earn the 60% interest on the properties have been reduced to $15,000 from $35,000; and

•                  The payment required from Revolution in order to exercise the option to acquire the remaining 40% of either or both of the Universo and Montana de Oro land positions is increased to $30 per ounce of gold or gold equivalent resource in all categories from $20 per ounce.

In order to maintain the properties in Mexico in good standing, the Company is required to incur exploration expenditures. The Company is currently in the process of confirming the minimum exploration requirements to maintain the Mexican properties.  As a result of the reduced expenditures required to earn the option by Revolution, the Company may be required to fund significant additional expenditures itself to maintain the properties.

On March 7, 2012, the Company received US$35,000 ($34,976) and $15,000 from Franco-Nevada Corporation (“Franco-Nevada”) as consideration, for the Company granting to Franco-Nevada a 2.25% Net Smelter Return (“NSR”) royalty on the sale of minerals from the Company’s Timmins West Mine and surrounding properties and issuing 10,050,591 common shares of the Company. The Company incurred $272 of transaction costs and $119 of share issue costs in relation to the transaction; the Company reduced the carrying value of the Timmins West Mine by $34,704 at the date of transaction.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(in thousands of Canadian dollars, except for share information and per share amounts, unaudited)

During the nine months ended September 30, 2012, the Company issued 350,000 common shares under various agreements valued at $382.

Effective January 1, 2012, upon declaring commercial production on the Thunder Creek Deposit and Bell Creek Mine, the Company transferred $379,188 from non-depletable assets to depletable assets; effective January 1, 2011, upon declaring commercial production on the Timmins Deposit, the Company transferred $209,048 and $38,678, respectively, from non-depletable assets to depletable assets and plant and equipment. In January 2012 the Company recorded $6,706 of pre-production revenue, representing sales of gold bullion produced from Thunder Creek Deposit and Bell Creek Mine prior to commercial production ($74,068 recorded during year ended December 31, 2011, representing sales of bullion from the non-commercially producing mines).

The amortization of plant and equipment used in the exploration and development activities of non-depletable (not in commercial production) mining properties as well as in capital development on the commercial mines is capitalized to the specific property ($1,110 and $3,424, respectively, for the three and nine months ended September 30, 2012; $2,341 and $7,101, respectively, for same periods in 2011).

Borrowing costs related to debt facilities (note 10) totaling $2,383 and $3,940 for the three and nine months ended September 30, 2012, respectively, are capitalized to mining interests (same periods in 2011, $405 and $859, respectively).

10.       LONG TERM DEBT

As at	September 30, 2012	December 31, 2011

Gold loan (a)	$37,584	$0
Convertible debentures (b)	79,138	—
Revolving credit facility (c)	—	49,564
	116,722	49,564
Current portion of long term debt (a)	14,312	—
Long term debt	$102,410	$49,564

(a)         Sprott Resource Lending Partnership Credit Facility

On June 14, 2012, the Company signed a financing agreement with Sprott Resource Lending Partnership (“Sprott”) for a credit facility (the “Facility”) totaling up to $70,000, secured over the material assets of the Company. The Facility involves two components, a $35,000 gold loan (the “Gold Loan”) maturing on May 31, 2015 and a standby line of credit (the “Standby Line”) for an additional $35,000, maturing on January 1, 2015. The transaction closed on July 16, 2012, at which time the Company received $35,000 (the Gold Loan).

The Gold Loan will be repaid through 29 monthly cash payments (starting on January 31, 2013 with the final payment on May 31, 2015) based on 947 ounces of gold each month multiplied by the Bloomberg gold closing price on the date of payment; the Gold Loan provides for a minimum 5% return to Sprott and a minimum 15% return in the event of change of control.

The Standby Line will be for a maximum principal amount of $35,000 at an interest rate of 9.75%, compounded monthly, maturing on January 1, 2015. The Standby Line will be made available on November 1, 2012 to March 31, 2013 through two drawdowns with a minimum amount for each drawdown

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

of $10,000. A drawdown fee of 2% will be charged on the principal amounts drawn. The Company has the option of extending the drawdown period for an additional year from December 31, 2013, upon payment of 4% of the then outstanding principal of the Standby Line (the “rollover” fee). Both the drawdown and rollover fees can be paid in either cash or common shares at the option of the Company, subject to certain terms and conditions.

As provided in the Facility agreement, in June 2012, the Company issued to Sprott 5,000,000 common shares of Lake Shore Gold (1,923,077 common shares as consideration for the Gold Loan and the remaining consideration for the Standby Line), valued at $4,479 ($1,723 value of shares issued for the Gold Loan and remaining for the Standby line); the Company incurred other transaction costs of $1,190 related to the agreement which are allocated equally between the Gold Loan and the Standby Line; as at September 30, 2012, $3,351, representing transaction costs for the undrawn Standby Line (value of shares and $595 of other transaction costs) are included in deferred financing costs.

The Gold Loan was recorded at $32,682 at initial recognition (fair value, net of transaction costs of $2,318) and is subsequently measured at amortized cost using the effective interest rate method. The interest and unwinding of the discount rate related to the Gold Loan is capitalized to mining interests ($1,311 of unwinding of the discount rate capitalized for the three months ended September 30, 2012).

As a result of the indexation of the principal repayments to the movement in the price of gold, the Company has determined that the Gold Loan contains a derivative which is embedded in the Canadian dollar denominated debt instrument (the ‘Embedded Derivative”). The embedded derivative is the equivalent of a series of 29 Gold forward contracts which mature on each of the principal dates; the embedded derivative is marked to market at each period end with changes in fair value recorded as other income (expense) and foreign exchange gain (losses), the latter representing the impact of changes in US$ / Canadian $ exchange rate to the fair value of the derivative.  As at September 30, 2012, the Company recognized an embedded derivative liability of $3,591 which consists of $5,052 loss due to increase in forward gold prices partially offset by $1,460 foreign exchange gain (movements in US/CAD exchange rate).

The Facility has the following covenants: total indebtedness to tangible net worth ratio of less than or equal to 0.25 to 1, leverage ratio of less than or equal to 3, current ratio of no less than 1.10 and reserve tail ratio of greater than or equal to 30%. At September 30, 2012, the Company is in compliance with the debt covenants.

As at	September 30, 2012	December 31, 2011

Accreted principal	$33,993	$0
Embedded derivative liability	3,591	—
	$37,584	$0
Current portion of gold loan	13,235	—
Current portion of embedded derivative liability	1,077
Long term portion of gold loan	$23,272	$0

(b)         Convertible Debentures

In September 2012, the Company issued 103,500 at $1,000 of Convertible Unsecured Debentures (the “Debentures”) for an aggregate principal amount of $103,500 which bear annual interest at 6.25%, payable

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

semi-annually in arrears on March 31 and September 30 of each year, starting from March 31, 2013, and mature on September 30, 2017.

The Debenture holders may convert the Debentures at their option at any time prior to the earlier of maturity date or September 30, 2015. The Debentures are convertible into common shares of the Company at a conversion rate of 714.2857 common shares of the Company for every $1,000 amount principal of the Debentures, subject to adjustment in certain events.

The Debentures are redeemable in cash or in Company’s shares starting from September 30, 2015 provided the volume weighted average price of the Company’s shares on the TSX for 20 consecutive trading days ending five days prior to the date on which notice of redemption is given (the “current market price”) is at least $1.82 per common share. The number of shares to be issued will be determined by dividing the principal amount of Debentures to be redeemed by 95% of the current market price.

The option of the holders to convert the Debentures into common share of the Company result in the Debentures to be accounted for as a compound financial instrument with $82,512, recorded as long term debt, being the fair value of the principal and interest cash payments, and the remaining $20,988 recorded as equity and representing the value of the holder conversion option. The debt component is subsequently measured at amortized cost using the effective interest rate method.

The Company incurred transaction costs of $4,874 related to the issuance of the Debentures (including underwriter fees of $4,140) which are proportionately allocated between the debt and equity component and netted against each; the portion allocated to the debt component ($3,886) is amortized over the term of the Debentures using the effective interest rate method.

The interest and unwinding of the discount rate related to the Debentures is capitalized to mining interests ($407 and $104 respectively, of interest and unwinding of the discount rate, capitalized for the three months ended September 30, 2012).

(c)         Unicredit Bank AG Revolving Credit Facility

On September 7, 2012, concurrent with the closing of the Debenture agreement (note10(b) above), the Company repaid the US$50,000 ($49,055) UniCredit revolving credit facility and wrote off $1,250 of unamortized transaction costs outstanding at September 7, 2012. The Company realized $1,910 of foreign exchange gain on payment of the facility.

The interest rate on the revolving credit facility from January 1 to September 7, 2012 was 4.50%.

Borrowing costs related to the revolving credit facility (which include interest expense on the amount drawn during the periods and amortization of deferred transaction costs) totaling $561 and $2,118, respectively, for the three and nine months ended September 30, 2012, respectively, are capitalized to mining interests ($405 and $859 for the same periods in 2011).

As at	September 30, 2012	December 31, 2011

Revolving credit facility	$0	$50,850
Less unamortized transaction costs	—	(1,286)
Total revolving credit facility	$0	$49,564

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

11.       DEFERRED MINING TAXES

The Company is in a net deferred income tax asset position as at September 30, 2012 and 2011, and has recognized the benefit of the deferred income tax assets to the extent they offset the deferred income tax liabilities; the remaining deferred tax assets are not recognized as the Company does not have a history of earnings.

During the third quarter of 2012, the Company recognized $5,247 of deferred income tax liability on the Debentures transaction (recorded as a reduction of the equity portion of the Debentures), $4,368 of deferred income tax asset (recorded as a reduction of share capital) and $879 deferred income tax recovery.

During the three and nine months ended September 30, 2012, the Company recorded $81 and $560, respectively, of deferred Ontario mining tax provision (same periods in 2011, $581 and $548).

12.       EQUITY

a)             Reserves

i)                Share Options

As at September 30, 2012, the Company had 18,609,035 options outstanding of which 9,649,685 are exercisable. Movements in share options during the nine months ended September 30, 2012 and 2011 were as follows:

	September 30, 2012		September 30, 2011
	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price
Outstanding, beginning of year	20,187,752	$2.75	19,939,519	$2.86
Granted	42,000	$1.24	1,011,000	$3.25
Exercised	(84,000)	$0.82	(1,211,667)	$1.23
Forfeited	(1,536,717)	$3.15	(1,791,000)	$3.62
Outstanding, end of period	18,609,035	$2.73	17,947,852	$2.92
Exercisable, end of period	9,649,685	$2.44	5,922,852	$1.88

The Company granted 42,000 stock options to its employees during the nine months ended September 30, 2012 which vest over a period of 3 years, are exercisable at $1.24 per option, expire in 2017, and have a total fair value of $21. The fair value of stock options granted during the nine months ended September 30, 2012 is estimated at the time of the grant using the Black-Scholes options pricing model with assumptions as follows: expected volatility of 63%, based on past history, a risk-free interest rate of 1.0%, dividend rate of $Nil and expected time to exercise of 3.5 years.

(ii)                                Share-based payment expense

Share based payment recognized is allocated to production costs (options granted to commercially producing mines employees), general and administrative costs (options granted to directors and corporate employees), exploration expenses (options granted to individuals involved in exploration work on the green field exploration stage properties), and capitalized as part of mining properties (options granted to

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

individuals involved on the specific capital projects). The Company capitalized $204 and $709, respectively, of share-based payments for the three and nine months ended September 30, 2012 (same periods in 2011, $928 and $2,622, respectively).

The allocation of share-based payment expense in the condensed consolidated interim statement of comprehensive loss for the three and nine month periods ended September 30, 2012 and 2011 is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

General and administrative	$606	$1,252	$2,151	$3,257
Production costs	162	267	577	1,115
Exploration	39	95	137	234
Total share-based payments	$807	$1,614	$2,865	$4,606

b)   Basic and diluted loss per share

The impact of the outstanding options and warrants for the three and nine months ended September 30, 2012 and 2011 has not been included in the calculation of loss per share as the impact would be anti-dilutive. The basic and diluted loss per share for the three and nine months ended September 30, 2012 and 2011 is calculated as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

Net loss for the period	$(10,771)	$(5,169)	$(15,706)	$(5,416)
Weighted average basic and diluted number of common shares outstanding (in ‘000s)	415,454	391,525	409,879	385,657
Basic and diluted loss per share	$(0.03)	$(0.01)	$(0.04)	$(0.01)

13.       SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

Change in operating working capital
Decrease (increase) in advances and receivables	$912	$3,645	$553	$(2,038)
Increase in inventory	(1,156)	(788)	(6,020)	(958)
Increase (decrease) in accounts payable and accrued liabilities	2,368	(478)	2,632	9,158
	$2,124	$2,379	$(2,835)	$6,162

Cash and cash equivalents at September 30 consist of:
Cash	$33,524	$34,536	$33,524	$34,536
Short term investments	50,009	13,045	50,009	13,045
	$83,533	$47,581	$83,533	$47,581

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

	Three months ended September 30,		Nine months ended September 30,
Non-cash investing and financing activities	2012	2011	2012	2011

Mining interests
Shares issued as part of mining interest agreements	$340	$31,507	$382	$48,965
Increase (reduction) in working capital related to mining interests	434	3,642	(1,557)	(3,023)
Transfers to inventories and stockpiled ore upon commercial production	—	—	(5,270)	(8,784)
Share based payments expense capitalized	204	928	709	2,622
Translation of foreign operations	463	(8,364)	3,452	(6,307)
Additions of capital lease assets	832	1,184	2,517	4,629
Changes in mine closure assets	439	134	817	307
Non cash borrowing costs capitalized	2,003	492	2,482	812
	$4,715	$29,523	$3,532	$39,221
Share Capital
Transfer of amounts from reserves	$10	$1,279	$28	$2,278
Shares issued for mining interest agreements	340	31,507	382	48,965
Shares issued for financing agreement (note 10(a))	—	—	4,479	—
Premium on flow through shares issuances	—	—	—	(1,382)
	$350	$32,786	$4,889	$49,861

14.       SEGMENTED INFORMATION

The Company has two operating segments: mining operations and exploration and advanced exploration. Corporate, which is not an operating segment and forms a reportable segment, includes all the corporate growth and development activities and the corporate team that provides administrative, technical, financial and other support to all of the Company’s business units. Other corporate expenses include general and administrative costs and the Company’s share of earnings (loss) of its equity investments; corporate finance income, net, includes bank and debt interest and other charges and interest earned on cash and cash equivalents. The information reported below is based on the information provided to our Chief Executive Officer, the chief operating decision maker.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

As at and for the three months ended September 30, 2012

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenue	$33,734	$0	$0	$33,734
Earnings from mine operations	$2,573	—	—	$2,573
Expenses
General and administrative	—	—	(2,670)	(2,670)
Exploration	—	(1,169)	—	(1,169)
Write down of investment in associate	—	—	(5,957)	(5,957)
	2,573	(1,169)	(8,627)	(7,223)
Other loss, net	—	—	(3,777)	(3,777)
Share of loss of investments in associates	—	—	(576)	(576)
Earnings (loss) before finance items and taxes	2,573	(1,169)	(12,980)	(11,576)
Finance income, net	—	—	7	7
Earnings (loss) before taxes	2,573	(1,169)	(12,973)	(11,569)
Deferred tax recovery	798	—	—	798
Net earnings (loss)	$3,371	$(1,169)	$(12,973)	$(10,771)

Expenditures on mining interests	$40,309	$491	$0	$40,800

Total assets	$783,129	$242,029	$105,321	$1,130,479
Long term debt	$0	$0	$116,722	$116,722
Finance lease obligations	$11,133	$0	$0	$11,133
Enviromental rehabilitation provision	$4,919	$300	$0	$5,219

As at and for the nine months ended September 30, 2012

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenue	$99,036	$0	$0	$99,036
Earnings from mine operations	$7,028	$0	$0	$7,028
Expenses
General and administrative	—	—	(9,119)	(9,119)
Exploration	—	(2,558)	—	(2,558)
Write down investment in associate	—	—	(5,957)	(5,957)
	7,028	(2,558)	(15,076)	(10,606)
Other income	—	—	(3,123)	(3,123)
Share of loss of investments in associates	—	—	(2,343)	(2,343)
Earnings (loss) before finance items and taxes	7,028	(2,558)	(20,542)	(16,072)
Finance income, net	—	—	47	47
Earnings (loss) before taxes	7,028	(2,558)	(20,495)	(16,025)
Deferred tax provision	319	—	—	319
Net earnings (loss)	$7,347	$(2,558)	$(20,495)	$(15,706)

Expenditures on mining interests	$125,937	$4,322	$0	$130,259
Pre-production revenue	$(6,706)	$0	$0	$(6,706)

Total assets	$783,129	$242,029	$105,321	$1,130,479
Long term debt	$0	$0	$116,722	$116,722
Finance lease obligations	$11,133	$0	$0	$11,133
Environmental rehabilitation provision	$4,919	$300	$0	$5,219

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

For the three months ended September 30, 2011

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenue	$18,763	$0	$0	$18,763
Earnings from mine operations	$4,501	—	—	$4,501
Expenses
General and administrative	—	—	(4,082)	(4,082)
Exploration	—	(2,530)	—	(2,530)
	4,501	(2,530)	(4,082)	(2,111)
Other losess, net	—	—	(1,917)	(1,917)
Share of loss of investments in associates	—	—	(1,114)	(1,114)
Earnings (loss) before finance items and taxes	4,501	(2,530)	(7,113)	(5,142)
Finance income, net	—	—	554	554
Earnings (loss) before taxes	4,501	(2,530)	(6,559)	(4,588)
Deferred mining tax provision	(581)	—	—	(581)
Net earnings (loss)	$3,920	$(2,530)	$(6,559)	$(5,169)
Expenditures on mining interests	$4,943	$42,921	$0	$47,864
Pre-production revenue	$0	$(9,379)	$0	$(9,379)
As at December 31, 2011
Total assets	$323,651	$629,443	$80,905	$1,033,999
Long term debt	$0	$0	$49,564	$49,564
Finance lease obligations	$8,222	$6,371	$0	$14,593
Environmental rehabilitation provision	$3,326	$1,031	$0	$4,357

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

For the nine months ended September 30, 2011

	Mining operations*	Exploration and advanced exploration**	Corporate	Total
Revenue	$51,473	$0	$0	$51,473
Earnings from mine operations	8,578	—	—	$8,578
Expenses
General and administrative	—	—	(12,670)	(12,670)
Exploration	—	(5,625)	—	(5,625)
	8,578	(5,625)	(12,670)	(9,717)
Other income, net	—	—	4,682	4,682
Share of loss of investments in associates	—	—	(324)	(324)
Earnings (loss) before finance items and taxes	8,578	(5,625)	(8,312)	(5,359)
Finance income, net	—	—	491	491
Earnings (loss) before taxes	8,578	(5,625)	(7,821)	(4,868)
Deferred mining tax provision	(548)	—	—	(548)
Net earnings (loss)	$8,030	$(5,625)	$(7,821)	$(5,416)
Expenditures on mining interests	$28,036	$99,020	$0	$127,056
Pre-production revenue	$(16,556)	$(34,479)	$0	$(51,035)
As at December 31, 2011
Total assets	$323,651	$629,443	$80,905	$1,033,999
Long term debt	$0	$0	$49,564	$49,564
Finance lease obligations	$8,222	$6,371	$0	$14,593
Environmental rehabilitation provision	$3,326	$1,031	$0	$4,357

* Mining operations include activities of the Company’s Timmins Deposit from January 1, 2011, and Thunder Creek Deposit and Bell Creek Mine from January 1, 2012, respectively, being the effective date of commercial production.

** Exploration and advanced exploration include green field exploration (which is expensed on the consolidated statement of comprehensive income (loss)) as well as advanced exploration properties capitalized as per the Company’s policy (other than the properties which are in commercial production as discussed above).

The Company’s geographic segment information as at September 30, 2012 and December 31, 2011 is as follows:

As at	September 30, 2012	December 31, 2011
Mining interests
Canada	$926,795	$869,440
Mexico	73,293	70,108
	$1,000,088	$939,548

The Company sells its gold bullion through several brokers and there is no economic dependence on any one customer; the Company does not have any long term sales contracts.

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

15.       FINANCIAL INSTRUMENTS

CARRYING VALUES OF FINANCIAL INSTRUMENTS

The carrying values of the financial assets and liabilities at September 30, 2012 and December 31, 2011 are as follows:

	September 30, 2012	December 31, 2011
Financial Assets
At fair value through profit or loss*
Cash equivalents	$50,009	$13,122
Restricted cash	7,095	5,654
Warrant investments	155	414
	$57,259	$19,190

Loans and receivables, measured at amortized cost
Advances and receivables	$5,660	$5,611

Available-for-sale, measured at fair value
Investments in public companies	$1,757	$3,457

Financial Liabilities
At fair value through profit and loss*
Embedded derivative liability (note 10(a))	$3,591	$0

Other financial liabilities, measured at fair value
Share-based liabilities	$289	$154

Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$37,086	$34,355
Long term debt	$113,131	$49,564

* The above were designated as at fair value through profit or loss upon initial recognition

FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of cash equivalents, restricted cash, advances and receivables and accounts payable and accrued liabilities approximate their carrying values due to the short-term to maturity of these financial instruments.

The fair value hierarchy of financial instruments measured at fair value on the balance sheet is as follows:

LAKE SHORE GOLD CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011

(in thousands of Canadian dollars, except  for share information and per share amounts, unaudited)

	September 30, 2012	December 31, 2011
As at	Level 1	Level 1

Cash equivalents	$50,009	$13,122
Restricted cash	$7,095	$5,654
Investments in public companies	$1,757	$3,457

	Level 2	Level 2

Embedded derivative liability (note 10(a))	$3,591	$0
Share-based liabilities	$289	$154
Warrant investments	$155	$414

The Company does not have Level 3 input financial instruments as at September 30, 2012 and December 31, 2011.